UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001- 40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Extraordinary General Meeting of Shareholders

Utime Limited, a Cayman Islands exempted company (the “Company”) plans to hold an extraordinary general meeting of the holders of the Company’s ordinary shares (the “Extraordinary General Meeting”) on December 16, 2023 at 10:00 AM EST and furnishes under the cover of this Form 6-K the Notice of Extraordinary General Meeting of Shareholders and Form of Proxy Card for the Extraordinary General Meeting as Exhibits 99.1 and 99.2, respectively.

Private Placement

As previously disclosed by the Company on November 3, 2023, the Company entered into a certain securities purchase agreement (the “October SPA”) with certain “non-U.S. Persons” (the “October Purchasers”) as defined in Regulation S of the Securities Act of 1933, as amended (the “Securities Act”) pursuant to which the Company agreed to sell an aggregate of 384,615,385 units (the “Units”), each Unit consisting of one Class A ordinary share of the Company, par value $0.0001 per share (“Share”) and a warrant to purchase three Shares (“Warrant”) with an initial exercise price of $0.33, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $50 million (the “October Offering”).

On November 15, 2023, the Company and the October Purchasers entered into a certain termination agreement (the “Termination Agreement”), pursuant to which the October SPA and October Offering were terminated effectively immediately. The Company and the October Purchasers agreed in the Termination Agreement that there would be no termination fees, penalties or any financial obligation on either party in connection with the termination.

On November 15, 2023, the Company entered into a new securities purchase agreement (the “November SPA”) with certain “non-U.S. Persons” (the “November Purchasers”) as defined in Regulation S of the Securities Act, pursuant to which the Company agreed to sell an aggregate of 373,846,160 Units, each Unit consisting of one Share and a Warrant to purchase three Shares with an initial exercise price of $0.33, at a price of $0.13 per Unit, for an aggregate purchase price of approximately $48.6 million (the “November Offering”).

The Warrants are exercisable immediately upon the date of issuance at an initial exercise price of $0.33 for cash (the “Warrant Shares”). The Warrants may also be exercised cashlessly if at any time after the six-month anniversary of the issuance date, there is no effective registration statement registering, or no current prospectus available for, the resale of the Warrant Shares. The Warrants shall expire five years from its date of issuance. The Warrants are subject to customary anti-dilution provisions reflecting stock dividends and splits or other similar transactions.

The parties to the November SPA have each made customary representations, warranties and covenants, including, among other things, (a) the Purchasers are “non-U.S. Persons” as defined in Regulation S and are acquiring the Units for the purpose of investment, (d) the absence of any undisclosed material adverse effects, and (e) the absence of legal proceedings that affect the completion of the transaction contemplated by the November SPA.

The November SPA is subject to various conditions to closing, including, among other things, (a) NYSE approval of the supplemental listing application for the Units, (b) the shareholders of the Company’s approval of the Offering and (c) accuracy of the parties’ representations and warranties.

The forms of the November SPA and the Warrant are filed as Exhibits 99.3 and 99.4, respectively, to this Form 6-K and such document is incorporated herein by reference. The foregoing is only a brief description of the material terms of the November SPA and Warrant, and does not purport to be a complete description of the rights and obligations of the parties thereunder and is qualified in its entirety by reference to such exhibits.

Exhibits.

Exhibit No.	Description
99.1	Notice of Extraordinary General Meeting of Shareholders of UTime Limited to be held on December 16, 2023 (the “2023 EGM”)
99.2	Form of Proxy Card for the 2023 EGM
99.3	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 99.1 of the Form 6-K filed by the Company with the SEC on November 3, 2023)
99.4	Form of Warrant (incorporated by reference to Exhibit 99.2 of the Form 6-K filed by the Company with the SEC on November 3, 2023)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 16, 2023

UTIME LIMITED

By:	/s/ Hengcong Qiu
Name:	Hengcong Qiu
Title:	Chief Executive Officer

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